

April 2, 2010

By Facsimile (617.832.7000) and U.S. Mail

Paul Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, Massachusetts 02210

> **Re: Kona Grill, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed March 23, 2010**
> **Filed by Mill Road Capital, L.P., et al.**

Dear Mr. Bork:

We have reviewed the above filings and have the following comments. Where indicated, we think the filing persons should revise the proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the filing persons' disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

General

1.   Please confirm that the participants will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

2.   Please include in an appropriate section in the proxy statement a reasonably detailed description of the contacts the participants have had with Kona Grill during the time period leading up to this solicitation.

Notice

3.   Page 2 of the proxy statement indicates that the proxy statement and proxy card are being furnished in connection with the solicitation of proxies to be used at "the 2010 annual meeting of Stockholders of Kona, *or any other meeting of Stockholders held in lieu thereof*, and any adjournments, postponements, reschedulings or continuations thereof (the 'Annual Meeting')." As you know, Exchange Act Rule 14a-4(d)(2) prohibits a proxy from conferring authority to vote at any annual meeting other than the next annual meeting (or any adjournment thereof) to be held after the date on which the proxy statement and form of proxy are sent or given to security holders. Please revise the disclosure noted above to comply with this rule.

Biographical Information Regarding the Nominees, page 10

4.   Please expand the basis for the participants' recommendation that holders vote for the nominees. For each nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of Kona Grill's business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee's particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K. Please note that the Proxy Disclosure Enhancements Release (Release No. 33-9089 (Dec. 16, 2009)), effective February 28, 2010, amended Regulation S-K Items 401, 402 and 407. Please refer to the Proxy Disclosure Enhancements Transition on our website at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm#q6.

5.   We refer you to the first whole paragraph on page 12. Please revise the reference in clause (viii) to "the last five years" to comply with the requirements of Item 7(b) of Schedule 14A and Item 401(f) of Regulation S-K.

Cost and Method of Solicitation, page 16

6.   The disclosure states that proxies may be solicited by mail, courier services, telephone, facsimile or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm the participants' understanding.

Form of Proxy Card

7. Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

* * *

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions